SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to SCHEDULE TO

(Rule 14d-100) Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCG FINANCIAL ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78404K103

(CUSIP Number of Common Stock)

Gregory H. Sachs

Chairman, President and Chief Executive Officer

SCG Financial Acquisition Corp.

615 N. Wabash Avenue

Chicago, Illinois 60611

(312) 784-3960

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Ameer Ahmad

Greenberg Traurig LLP

77 West Wacker Drive

Suite 3100

Chicago, Illinois 60601

(312) 456-8400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$96,438,100	$13,154.16

*

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  This calculation assumes the purchase of a total of 9,643,810 shares of outstanding common stock of SCG Financial Acquisition Corp., par value $0.0001 per share, at the tender offer price of $10.00 per share.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $136.40 per million dollars of the transaction value.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$13,154.16	Filing Party:	SCG Financial Acquisition Corp.
Form or Registration No.:	Schedule TO-I	Date Filed:	February 11, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☑   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

TABLE OF CONTENTS

INTRODUCTION

Item 11. Additional Information

Item 12. Exhibits

SIGNATURE

INDEX TO EXHIBITS

SCHEDULE TO

Introduction

SCG Financial Acquisition Corp., a Delaware corporation (“SCG”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 11, 2013, as amended by Amendment No. 1 to Schedule TO filed on March 1, 2013 and as further amended by Amendment No. 2 to Schedule TO filed on March 6, 2013 and by Amendment No. 3 filed on March 12, 2013 (collectively, the “Original Schedule TO”). The Original Schedule TO, as amended by this Amendment No. 4 to Schedule TO, relates to the offer by SCG to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of SCG (the “SCG Common Shares”), at a purchase price of $10.00 per SCG Common Share, net to the seller in cash, without interest (the “Share Purchase Price” or “Purchase Price”), upon the terms and subject to the conditions described in the Amended and Restated Offer to Purchase for Cash (the “Offer to Purchase”), dated March 12, 2013, filed with Amendment No. 3 to Schedule TO as Exhibit (a)(1)(J), and in the related Amended and Restated Letter of Transmittal for the SCG Common Shares, filed with Amendment No. 3 to Schedule TO as Exhibit (a)(1)(K) (the “Letter of Transmittal”, which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). The Offer expires at 5:00 p.m. Eastern Time, on April 3, 2013, unless the Offer is further extended.

 This Amendment No.4 to Schedule TO should be read in conjunction with the Original Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended hereafter and filed with the Securities and Exchange Commission. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This Amendment No. 4 to Schedule TO, as it amends and supplements the Original Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 11.   Additional Information.

(b) Other Material Information.

Section (b) of Item 11 is hereby amended and supplemented by adding the following:

On March 20, 2013, SCG issued a press release in which it announced an extension of the tender offer, such that it shall expire at 5:00 p.m. Eastern Time on April 3, 2013, unless otherwise terminated or further extended. A copy of the press release is filed as Exhibit (a)(1)(O) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(1)(O)	Press Release, dated March 20, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCG FINANCIAL ACQUISITION CORP.

	By:	/s/ Gregory H. Sachs
Gregory H. Sachs
Chairman, President and Chief Executive Officer

Date: March 20, 2013

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 11, 2013
(a)(1)(B)	Letter of Transmittal to Tender Public Shares
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(1)(F)	Press Release, dated February 11, 2013
(a)(1)(G)	Joint Press Release, dated January 17, 2013 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on January 17, 2013)
(a)(1)(H)	Joint Press Release, dated March 1, 2013 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on March 1, 2013)
(a)(1)(I)	Investor Presentation
(a)(1)(J)	Amended and Restated Offer to Purchase, dated March 12, 2013
(a)(1)(K)	Amended and Restated Letter of Transmittal to Tender Shares
(a)(1)(L)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(M)	Amended and Restated Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(N)	Press Release, dated March 12, 2013
(a)(1)(O)*	Press Release, dated March 20, 2013
(b)	Not applicable
(d)(1)

Agreement and Plan of Merger, dated as of January 11, 2013, by and among SCG Financial Acquisition Corp., SCG Financial Merger II Corp., Reach Media Group Holdings, Inc. and Shareholder Representative Services LLC, solely in its capacity as stockholder representative (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on January 17, 2013)

(d)(2)

Agreement and Plan of Merger, dated as of March 1, 2013, by and among SCG Financial Acquisition Corp., SCG Financial Merger III Corp., Symon Holdings Corporation and Golden Gate Capital Investment Fund II, L.P., solely in its capacity as Securityholders’ Representative (incorporated by reference from Exhibit 2.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on March 1, 2013)

(d)(3)

Financing commitment letter, dated March 1, 2013, between SCG Financial Acquisition Corp. and The Donald R. Wilson, Jr. 2002 Trust (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by SCG Financial Acquisition Corp. on March 1, 2013)

(g)	Not applicable
(h)	Not applicable

*   Filed herewith